SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR

UNION ELIGIBLE EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Newport News Shipbuilding

Savings (401(k)) Plan For

Union Eligible Employees

Financial Statements as of December 31, 2005 and 2004,

And for the Year Ended December 31, 2005, and

Supplemental Schedule as of December 31, 2005 and

Report of Independent Registered Public Accounting Firm

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plan Administrative Committee of the

Newport News Shipbuilding Savings

(401(k)) Plan for Union Eligible Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 27, 2006

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Registered investment company funds	$39,545,965	$28,586,516
Common/collective trust funds	11,709,513	10,762,623
Loans receivable from participants	3,614,595	2,735,074
Northrop Grumman Fund	694,880	695,412

Total investments	55,564,953	42,779,625

LIABILITIES:
Accrued expenses	38,464	—

NET ASSETS AVAILABLE FOR BENEFITS	$55,526,489	$42,779,625

See notes to financial statements.

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME:
Net appreciation in fair value of investments	$1,883,063
Dividends and interest	991,908

Total investment income	2,874,971

CONTRIBUTIONS:
Participant	9,256,866
Employer	2,980,548

Total contributions	12,237,414

Total additions	15,112,385

DEDUCTIONS:
Benefits paid to participants	(2,160,735)
Administrative expenses	(204,786)

Total deductions	(2,365,521)

INCREASE IN NET ASSETS	12,746,864

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	42,779,625

End of year	$55,526,489

See notes to financial statements.

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General — The Plan was established by Newport News Shipbuilding, Inc. (the “Company” or “NNS”), effective July 26, 1999, as a defined contribution 401(k) plan that provides for tax-deferred savings. Effective June 7, 2004, the Plan was amended to add a company match feature (see Note 7). On November 7, 2001, the Company was acquired by and became a wholly-owned subsidiary of Northrop Grumman Corporation (“NGC”), and it became a member of the NGC controlled group (the “Controlled Group”). Effective October 1, 2005, the Plan was amended to become a profit-sharing plan with both a defined contribution 401(k) plan and an employee stock ownership plan (“ESOP”) that provides for tax-deferred savings (see Note 7). Both the savings and the ESOP features are reported within the Plan’s 2005 financial statements.

Eligibility — All union employees of the Company with at least 90 days of continuous service are eligible to participate in the Plan.

Contributions — Plan participants may contribute between 1 percent and 30 percent of eligible compensation, on a tax-deferred (pre-tax) basis through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. Effective June 7, 2004, the Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between the Company and the United Steelworkers of America and its Local 8888 (the “Basic Labor Agreement”) (see Note 7). Such employer matching contributions are 100 percent of the first 2 percent of the participant’s pre-tax contributions. Effective July 11, 2005, the Company matches 50 percent of the next 2 percent of the participant’s contributions. The Benefit Plan Administration Committee of NGC controls and manages the operation and administration of the Plan. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts — Each participant’s account is credited with the participant’s contribution, any employer matching contributions, an allocation of the Plan’s earnings or losses, and charged with withdrawals and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting — Plan participants are immediately 100 percent vested in their own contributions. Employer matching contributions will become 100 percent vested upon the earlier of either the participant’s attainment of two years of credited service as defined in the Plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment within the Controlled Group due to death, total disability or a “reduction in force” as defined in the Basic Labor Agreement.

Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments to any of the investment options described in the Plan. Participants may change their investment options on a daily basis.

Participant Loans — Participants may borrow from their fund accounts for a minimum of $500 up to a maximum of $50,000 or 50 percent of their vested account balance. Loan terms range from one to four and one half years, are secured by the assignment of the participant’s vested interest in the Plan, and bear interest at a rate of prime plus 1 percent. Repayments are made through payroll deductions (for active employees) or personal check (for former employees or employees on a leave of absence).

Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 ($3,500 prior to March 28, 2005) must consent to the distribution of his account balance prior to the date the participant attains age 62. Interests in the Northrop Grumman Fund will be distributed in accordance with the ESOP.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance (net of loans outstanding) for any reason after reaching age 59 1/2 or if the participant is totally disabled. Such withdrawals can be made only once a year.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment company funds, common/collective trust funds, corporate securities and short-term investment funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by Wachovia National Bank (“Wachovia”), the Plan’s Trustee. The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common and preferred stock, are valued at their quoted market prices at the end of the plan year. Securities that have no quoted market price are presented at their estimated fair values. Participant loans are valued at the outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate.

Expenses — Administrative expenses of the Plan may be paid by the Plan, the Company or NGC as provided in the Plan document. Expenses incidental to the operation and management of the Plan are paid by the Plan, the Company or NGC. Investment management and similar fees directly related to the participants’ investment return on amounts invested in the various investment funds are paid by the Plan.

Payment of Benefits — Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,632 at December 31, 2005, and such amounts continue to accrue income until paid. There were no such amounts at December 31, 2004.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2005	2004
Evergreen U.S. Treasury Money Market Fund	$17,038,678	$12,430,822
Wachovia Enhanced Stock Market Fund	11,709,513	10,762,623
Fidelity U.S. Bond Index Fund	4,206,934	3,814,144
Dodge & Cox Stock Fund	3,836,631	**
Janus Mid Cap Value Fund	3,164,892	2,154,423
Evergreen Omega Fund	3,050,084	2,887,041

** Investment value did not exceed 5 percent of net assets available for benefits at Plan year end.

The net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2005, is as follows:

Registered investment company funds	$1,156,429
Common/collective trust funds	654,369
Northrop Grumman Fund	72,265

Net appreciation in fair value of investments	$1,883,063

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Northrop Grumman Fund, which holds shares of NGC common stock. NGC is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Certain Plan investments are shares of a common/collective trust fund managed by Wachovia and, therefore, these transactions also qualify as party-in-interest transactions. The Plan paid $38,056 to the Trustee in fees for the year ended December 31, 2005.

5.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter, dated May 16, 2001, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. Management believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN AMENDMENTS

The employer matching contribution rate discussed in Note 1 is the baseline for increased levels of employer matching contributions during the term of the Basic Labor Agreement. That agreement provides for additional employer matching contributions as follows:

Payroll Periods beginning on and after	Additional Employer Match
July 11, 2005	50 percent of the next two percent of pre-tax contributions
September 24, 2007	25 percent of the next four percent of pre-tax contributions

Therefore, for payroll periods beginning on or after September 24, 2007, employer matching contributions under the Plan will be as follows:

Employee Pre-Tax Contribution	Employer Match
First 2 percent of eligible compensation	100 percent
Next 2 percent of eligible compensation	50 percent
Next 4 percent of eligible compensation	25 percent
Contribution over 8 percent of eligible compensation	0 percent

Effective October 1, 2005, the Plan was amended to permit employee funds in the Plan to be invested in common stock of NGC.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$55,526,489	$42,779,625
Less: Amounts allocated to withdrawing participants	(2,632)

Net assets available for benefits per the Form 5500	$55,523,857	$42,779,625

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$2,160,735
Add: Amounts allocated to withdrawing participants at December 31, 2005	2,632

Benefits paid to participants per Form 5500	$2,163,367

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

* * * * * *

NEWPORT NEWS SHIPBUILDING

SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(b)	(c)	(d)	(e)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
Registered Investment Company Funds
* Evergreen	U.S. Treasury Money Market Fund	*	*	$17,038,678
Fidelity	U.S. Bond Index Fund	*	*	4,206,934
Dodge and Cox	Stock Fund	*	*	3,836,631
Janus	Mid Cap Value Fund	*	*	3,164,892
* Evergreen	Omega Fund	*	*	3,050,084
American	Europacific Growth Fund	*	*	2,675,207
Van Kampen	Equity and Income Fund	*	*	1,699,109
Morgan Stanley	Institutional Small Cap Value Fund	*	*	1,591,509
* Evergreen	U.S. Government Fund	*	*	1,261,843
Van Kampen	Emerging Growth Fund	*	*	1,021,080

				39,545,965
Common/Collective Trust Funds
* Wachovia	Enhanced Stock Market Fund	*	*	11,709,513
Loans Receivable from Participants
* Plan participants	Participant loans (interest rates ranging from 5 percent to 10.5 percent)	*	*	3,614,595
* Northrop Grumman Corporation	11,562 shares of NGC common stock	*	*	694,880

Total assets				$55,564,953

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

	By	/S/ IAN ZISKIN
Dated: June 29, 2006		Ian Ziskin Chairman, Benefit Plan Administrative Committee